P.E. 12/7/01

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02014919

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-15 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period November 30 - December 7, 2001

IPSCO INC.
(Commission File No. 0-19661)

P.O. Box 1670, Regina, Saskatchewan, Canada, S4P 3C7
Telephone: (306) 924-7700
(Address of principal executive offices)

FEB 14

PROCESSED
FEB 20 2002
THOMSON FINANCIAL

(Indicate by x mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ____ Form 40-F _x_

(Indicate by x mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No _x_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

Exhibit Index

Exhibit No.	Description	Page No.
1.	News Release dated 10 January 2002	1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IPSCO Inc.

Date: 17 January 2002

By:

John Comrie
Secretary

IPSCO

News Release

For Immediate Release

IPSCO INC. FOURTH QUARTER RESULTS

10 January 2002 -- (NYSE:IPS) IPSCO will be releasing its fourth quarter results on 05 February 2002. A conference call for analysts interested in discussing the results has been scheduled for 2:00 pm EST on Tuesday 5 February. Participating in the call will be David Sutherland, President and Chief Executive Officer, Bob Ratliff, Vice President and Chief Financial Officer, and Anne Parker, Vice President. If you would like to participate in the call please dial 641-6452 if you are within the 416 area code or 877-871-9526 if you are outside the 416 code. Please dial in 5 minutes before the call starts to ensure that you get a line. Questions will be answered following a brief presentation from the company representative. The text of the results will have been faxed or e-mailed out to you earlier. If you have not yet supplied us with your email address and would like to receive information from us in that manner please email your address to
vmarchessault@ipsco.com

The Conference call will be webcast live in its entirety (including the question and answer portion) on the IPSCO website. It will be archived and will remain on the site following the call.

If you are unable to participate in the call and would like access to the audio call the postview number at 416-626-4100 and the reservation/access number is 20182981. The postview call will be available for two business days beginning at 4:00 pm EST 5 February 2002.

Company Contact:
Anne Parker, Vice President, Trade Policy and Communications
Tel. 630-810-4790
Release #02-01

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